Exhibit 4.1
Archipelago Learning, Inc.
2009 Omnibus Incentive Plan
RESTRICTED STOCK UNIT AWARD AGREEMENT
     THIS RESTRICTED STOCK UNIT AWARD AGREEMENT (this “Agreement”) is made effective as of February 24, 2011 (the “Grant Date”) by and between Archipelago Learning, Inc., a Delaware corporation (with any successor, the “Company”), and Timothy McEwen (the “Participant”).
R E C I T A L S:
     WHEREAS, the Company has adopted the Archipelago Learning, Inc. 2009 Omnibus Incentive Plan (the “Plan”). Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan; and
     WHEREAS, the Committee has determined that it would be in the best interests of the Company and its stockholders to grant the restricted stock units provided for herein to the Participant pursuant to the Plan and the terms set forth herein.
     NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties agree as follows:
     I.      Restricted Stock Unit Award. Subject to the terms and conditions of the Plan and this Agreement, the Company hereby grants to the Participant 28,038 Restricted Stock Units (the “RSUs”) and 28,038 dividend equivalent rights (the “Dividend Equivalents”), which shall vest and become non-forfeitable in accordance with      Section II hereof. Each RSU and Dividend Equivalent represent one hypothetical Share.
     II.      Vesting.
          (a)      Vesting Schedule. Subject to the Participant’s continued employment, forty one and two thirds percent (41 ?%) of the RSUs (the “Cash Settled RSUs”) shall vest six (6) months following the Grant Date (the “Cash Settled Vesting Date”) and the remainder of the RSUs (the “Stock Settled RSUs”) shall vest on the fourth (4th) anniversary of the Grant Date (the “Stock Settled Vesting Date”).
          (b)      Forfeiture. If the Participant’s employment is terminated for any reason other than a termination by the Company without Cause, the RSUs and Dividend Equivalents, to the extent not then vested, shall be forfeited by the Participant without consideration. If the Participant’s employment is terminated by the Company without Cause, the Cash Settled RSUs and related Dividend Equivalents, to the extent not then vested, shall immediately vest in full, and the Stock Settled RSUs and related Dividend Equivalents shall vest in accordance with the following schedule if the termination date occurs during the twelve-month period ending on February 24 of each of the years indicated below::

Year	Percent of Stock Settled RSUs and Dividend Equivalents
2012	25%
2013	25%
2014	25%
2015	25%
          (c)      Change of Control. In the event of a Change of Control, all or a portion of the Stock Settled RSUs, Cash Settled RSUs and Dividend Equivalents may vest, in the sole discretion of the Committee and in accordance with the terms of the Plan.
     III.      Settlement of RSUs.
          (a)      Cash Settled RSUs. On the Cash Settled Vesting Date or as soon as practicable thereafter, the Company shall deliver to the Participant a cash payment equal to the value of the Cash Settled RSUs as of the Cash Settled Vesting Date, less any federal, state, local or foreign withholding obligations that arise in connection with such settlement in accordance with the terms of the Plan.
          (b)      Stock Settled RSUs. On the Stock Settled Vesting Date or as soon as practicable thereafter, the Company shall deliver to the Participant one or more certificate(s) representing the number of Shares equal to the number of Stock Settled RSUs which vested on the Stock Settled Vesting Date. Prior to settlement, and in no event later than sixty (60) days following the Stock Settled Vesting Date, the Participant shall make arrangements with the Committee for the satisfaction of any federal, state, local or foreign withholding obligations that arise in connection with such settlement in accordance with the terms of the Plan. The Company shall not be liable to the Participant for damages relating to any delays in issuing the certificates to him, any loss of the certificates, or any mistakes or errors in the issuance of the certificates or in the certificates themselves.
     IV.      No Right to Continued Service. The granting of the RSUs and Dividend Equivalents evidenced hereby and this Agreement shall impose no obligation on the Company or any Affiliate to continue the employment or service of the Participant and shall not lessen or affect any right that the Company or any Affiliate may have to terminate the employment or service of the Participant.
     V.      Securities Laws/Legend on Certificates. The issuance and delivery of Shares shall comply with all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded. If the Company deems it necessary to ensure that the issuance of securities under the Plan is not required to be registered under any applicable securities laws, the Participant shall deliver to the Company an agreement or certificate containing such representations, warranties and covenants, as reasonably requested by the Company, which satisfies such requirements. The certificates representing the Shares shall be subject to such stop transfer orders and other restrictions as the Committee may deem reasonably advisable, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.
     VI.      Transferability. The RSUs and Dividend Equivalents may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. No such permitted transfer of the RSUs or Dividend Equivalents to heirs or legatees of the Participant shall be effective to bind the Company unless the Committee shall have been furnished with written notice thereof and a copy of such evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions hereof.
     VII.      Dividend Equivalents. For each Dividend Equivalent the Participant shall have the right to receive an amount equal to the per Share dividend (if any) paid by the Company during the period between the Grant Date and the Dividend Equivalent’s expiration. Each Dividend Equivalent relates to one RSU and expires at the same time that the related RSU vests or is canceled or forfeited. When dividends are paid by the Company, the Participant will be credited with an amount determined by multiplying the number of the Participant’s unexpired Dividend Equivalents by the dividend per Share. Such amount is payable in cash at the time the related RSU is settled.
     VIII.      Adjustment of RSUs and Dividend Equivalents. Adjustments to the RSUs and Dividend Equivalents shall be made in accordance with the terms of the Plan. Fractional shares shall not be issued and any rights thereto shall be forfeited without consideration.
     IX.      Withholding. The Company shall have the power and the right to deduct or withhold automatically from any amount deliverable under this Agreement, or require the Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Agreement and the Plan. With respect to required withholding, the Participant may elect (subject to the Company’s automatic withholding right set out above), subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares and/or Dividend Equivalents having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction.
     X.      Notices. Any notification required by the terms of this Agreement shall be given in writing and shall be deemed effective upon personal delivery or within three (3) days of deposit with the United States Postal Service, by registered or certified mail, with postage and fees prepaid. A notice shall be addressed to the Company, Attention: General Counsel, at its principal executive office and to the Participant at the address that he or she most recently provided to the Company.
     XI.      Entire Agreement. This Agreement and the Plan constitute the entire contract between the parties hereto with regard to the subject matter hereof. They supersede any other agreements, representations or understandings (whether oral or written and whether express or implied) which relate to the subject matter hereof.
     XII.      Waiver. No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition whether of like or different nature.
     XIII.      Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and upon the Participant, the Participant’s assigns and the legal representatives, heirs and legatees of the Participant’s estate, whether or not any such person shall have become a party to this Agreement and agreed in writing to be joined herein and be bound by the terms hereof.
     XIV.      Choice of Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.
     SUBJECT TO THE TERMS OF THIS AGREEMENT, THE PARTIES AGREE THAT ANY AND ALL ACTIONS ARISING UNDER OR IN RESPECT OF THIS AGREEMENT SHALL BE LITIGATED IN THE FEDERAL OR STATE COURTS IN DELAWARE. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE PERSONAL JURISDICTION OF SUCH COURTS FOR ITSELF, HIMSELF OR HERSELF AND IN RESPECT OF ITS, HIS OR HER PROPERTY WITH RESPECT TO SUCH ACTION. EACH PARTY AGREES THAT VENUE WOULD BE PROPER IN ANY OF SUCH COURTS, AND HEREBY WAIVES ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH ACTION.
     EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.
     XV.      RSUs and Dividend Equivalents Subject to Plan. By entering into this Agreement the Participant agrees and acknowledges that the Participant has had the opportunity to retain counsel, and has read carefully, and understands, the provisions of the Plan and this Agreement. The RSUs and Dividend Equivalents are subject to the Plan. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.
     XVI.      Severability. The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.
     XVII.      Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     XVIII.      Noncompetition; Nonsolicitation, Protection of Confidential Information. The Participant agrees to comply with the covenants set forth in      Section 8 of that certain Employment

Agreement, dated as of August 31, 2009, between the Participant and Study Island LLC. If the Participant violates any such covenants, then the Participant shall be required to pay to the Company, within ten business days following the date on which the Participant commits such violation, an amount equal to the aggregate proceeds, if any, the Participant received upon the sale or other disposition of the Participant’s Shares.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have executed this Restricted Stock Unit Award Agreement as of the date first written above.

Archipelago Learning, Inc.
By:	/s/ Mark Dubrow
	Name:	Mark Dubrow
Title Chief Financial Officer

Agreed and acknowledged as
of the date first above written:

/s/ Tim McEwen Participant